United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Table of Contents:

Press Release	3
Signature Page	31

2

Conclusion of the Ferro-Carvão Stream Water Treatment Station in Brumadinho, MG Vale PRI Webinar June 18th, 2019

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the Brazilian Comissão MarchésFinanciers U.S. Securities and Exchange de Valores Mobiliários (CVM), (AMF)andinparticularthe Commission (SEC), the the French Autorité des factorsdiscussedunder “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.” DAisgcelanimdear

3 Since 2015 Vale has taken several steps to improve safety at its operations Investments in dam management, R$ million Investments in dam management¹ +178% • Reinforced continuously since the Samarco dam failure in 2015 Applied mainly in maintenance, monitoring, improvements, audits, risk analysis and revisions of the PAEBM² Started the decommissioning program, with 9 dams concluded 256 • • 2015 2016 2017 2018 2019E Wet process Dry process Operational processes • • Increase in dry-processing Research on dry-stacking applied to large scale Research on large scale dry concentration • 2014 2018 2023E ¹ In Brazil ² Emergency Action Plan for Mining Dams 40% 60% 70% 60% 40% 30% 92109 241 180

4 Vale is accelerating the decommissioning of 9 upstream iron ore tailings dams in Brazil US$ 1.9 billion already provisioned to decommission upstream dams 2 will be completely decommissioned by February 2020 • 5 will be transformed into downstream prior to decommissioning, out of which 1 will be concluded by February 2020 and the others by January 2022 • 2 will have its safety factor increased in 3 years prior to decommissioning by April 2022 • • Still ongoing assessment on engineering projects and costs for other geotechnical structures (owned and JVs¹) ¹ Joint Ventures Revaluation under higher safety standards, evacuation of upstream dams areas

5 Several measures to increase safety standards are being taken Additional 626 piezometers to measure water level and 234 inclinometers to measure angles of inclination and elevation are being purchased Geotechnical Monitoring Center launched at the end of February, 24 professionals monitoring information on 25 structures 24hrs/day, 7days/week Investments in video monitoring systems, radars, drones, microsymmetric monitoring, satellite tracking systems are being accelerated Implementation of improvements in the structures such as: lowering the water level and cleaning the drainage channels Another layer of external auditors hired together with the Public Prosecutors for reviewing 99 structures

6 Safety and operational excellence area reinforces our risk governance and brings safety to a new level New Executive Office focused on three key pillars Carlos Medeiros: new Executive Officer as of July 1st VPS1 standards and procedures ¹ Vale Production System • Define technical parameters, focus on • Audit with independence and transparency •Extensive international experience •Former CEO Americas of Ball Corporation •25+ years of operational and leadership experience for Asia and South America operations at Pilkington / Nippon Sheet Glass •Well-versed in international best practices for operational standards

7 Three lines of defense to support safety conditions, management and mitigation of risks related to dams Responsibility of the asset owner: the operational and technical team in charge of the operation has the duty to treat imminent risks and stop the operation in case of critical deviations from the standards 1st Safety and Excellence Executive Office: reporting directly to the CEO, has the goal to establish the minimum standards, to inspect and audit the enforcement of these standards. Also has the power to stop operations in case of critical deviations 2nd Internal Audit reporting directly to the Board of Directors, external auditors and ombudsman channels to ensure compliance with the company’s policies and guidelines 3rd To strengthen the conditions of its operations, the Board of Directors created the Extraordinary Independent Consulting Committee for Dam Safety (CIAESB)

8 Three Extraordinary Independent Committees addressing key issues in response to the dam rupture Extraordinary Independent Consulting Committee for Dam Safety • Interacts closely with the Compliance and Risk Committee and Vale’s geotechnical, engineering and operations departments • Assists the Company in the review of all structures, prioritizing upstream structures in Brazil at the moment • Recommendations related to additional online equipment to reinforce the monitoring of dams • Evaluates stability of dams and the decommissioning plan • Two technical inspections to dams with critical Safety Level and dams requested by the Board of Directors • 9 meetings took place since the Brumadinho dam rupture

9 Three Extraordinary Independent Committees addressing key issues in response to the dam rupture Extraordinary Independent Consulting Committee for Investigation • More than 30 thousand documents reviewed • Hiring of a specialized geotechnical engineering company to compose the Assessment Team ongoing • Works should be concluded by the end of 2019 • 19 meetings took place since the Brumadinho dam rupture

10 Three Extraordinary Independent Committees addressing key issues in response to the dam rupture Extraordinary Independent Consulting Committee for Support and Recovery • 26 recommendations: i. Diagnosis and evaluation of resources and needs ii. Strategy of communication with the communities affected iii.Support to the people for managing indemnifications received iv.Key metrics for variable remuneration related to Brumadinho; and others • Members specialized in human rights, environmental and governance • 37 meetings took place with internal and external stakeholders

11 Vale will not rest until every damage from Brumadinho is repaired or compensated for • Directly reporting to the CEO • Over 400 staff allocated to the structure From emergency to permanent recovery • • Actions of recovery to be carried out in Brumadinho and along the Paraopeba river Availability of resources to enable all reparation and compensation efforts to be effectively carried out Special Director for Recovery & Development

12 Vale is committed to the full and effective reparation Full reparation • Health • Living standards ¹ International Finance Corporation How to restore the means and ways of life Systemic view taking into account: •Psychological assistance •Culture •Work •Sources of income •Bonds with the community Following the international principles of IFC¹ •Apologies Public apologies to individuals •Administrative and regulatory sanctions •Measures to guarantee non-repetition •Restitution Restoration of affected areas and productive capacity •Rehabilitation Restoring the dignity of those affected and livelihoods •Economic and Non-economic compensation Individual and collective indemnifications, reimbursement of public expenses

13 Key immediate response indicators • 10 Hospitals and Health Units Available • 242 Accommodations available • 2,622 Medical Services at Help Centers • 89,000 Pharmacy Items Purchased • 1,536 Professionals at Help Centers • 6,374 Psychological Services at Help Centers th • 157 Rented Houses • 1,598 Seats available in vehicles • R$ 1.4 billion for Supply Demands • 168.6 million Liters of water delivered • 48 occupied beds Heal Acquis itions

14 Key immediate response indicators • R$ 100 thousand donations to the families of the fatalities: i. 276 donations made ii. Totaling R$ 28 million • US$ 29 million in donations¹ to Fire Department, Civil Defense and Police Force • R$ 2.6 million transferred to the Municipality of Brumadinho for the purchase of emergency equipment and for the hiring of professionals in the health and psychosocial areas • R$ 50 thousand donations to the ones that resided in the Self-Saving Zone i. 101 donations made ii. Totaling R$ 5 million • R$ 15 thousand donations to the ones who had their businesses impacted i. 96 donations made ii. Totaling R$ 1.4 million • R$ 80 million to Brumadinho city over 2 years • R$ 100 million to the municipalities where Vale’s operations are suspended • R$ 5 thousand donations to the ones living and/or with businesses impacted due to the reallocation of the ZAS (excluding Brumadinho) i. 247 donations made ii. Totaling R$ 1.2 million • R$ 6.5 million to the Belo Horizonte IML (Legal Medical Institute) ¹ As recorded in 1Q19 Earnings Results Donations to cities/institutions Donations to individuals

15 A structured plan to last: “Alliance for Brumadinho” program • Inauguration of “Estação da Cidadania" (with wifi, sports activities, playground, outdoor spaces, public events, library and multimedia room) Investment in the campaign “Abrace Brumadinho” Health Cycle project by the Vale Foundation in Brumadinho, Sarzedo and Mário Campos 35 new health care units in Brumadinho Income generation program by Fundação Vale Support to the “Flowers for Brumadinho” project (State Department of Agriculture) New train passenger service from Belo Horizonte to Brumadinho Architecture, urbanism and landscaping project for Córrego do Feijão (with Instituto Kairós) Professional training project in civil construction and gardening for Córrego do Feijão and Parque das Cachoeiras (Yara Tupinambá Institute) Strengthening of tourism in Brumadinho • • • • • Estação da Cidadania • • • •

16 Vale is advancing with the Preliminary Agreements for indemnifications with the Brazilian authorities ¹ Payments to all residents of Brumadinho and those who resided within a 1km radius of the Paraopeba riverbed, between Brumadinho and the city of Pompéu, at the Retiro de Baixo dam ² Expedited indemnification procedures with the support of the Public Defenders office 546 plaintiffs 49 agreements signed Individual indemnification² Labor preliminary agreements 192 agreements signed Emergency indemnification payments¹ 111,053 plaintiffs 90,990 indemnifications paid

17 Other 10 agreements have been signed covering infrastructure, health, environmental and social initiatives Infrastructure Health Environmental Social •Full remediation of damages in the community NAÔ XOHÃ •Health support and emergency payments to Pataxó Indigenous Community •Ensure the rescue and care of fauna •Remediate and compensate the impacts of water supply shortage •Ensure psychological assistance to the ones affected •Renovation of the road police station •Hiring of independent external auditors for dam safety assessment Examples

18 Tailings stopped flowing in the region upstream the watercourse allowing preventive works ahead of the rainy season

19 New water treatment measures already started up at the Ferro-Carvão stream Conclusion of the Ferro-Carvão Stream Water Treatment Station Watch the video

20 And actions to ensure the water supply Artesian wells Water pipeline in Pará de Minas city • 135 artesian wells planned • Implementation of a water catchment in Pará river • 21 already drilled • 47 kilometers of pipeline to ensure water supply • 55 in operation August by beginning of • Same capacity as originally collected from Rio Paraopeba Well drilling Water collection in the reservoir

21 Ecotoxicology tests¹ assure that the river can be recovered • 66 monitoring points and daily analyses +1,600,000 samples analyzed • Previous conditions maintained after the plume flow, non-toxic in 97% of samples • The fish contamination: zero toxicity in 100% of samples • Since the end of March, IGAM (Minas Gerais Institute of Water Management) has not detected levels of mercury and lead above legal limits ¹The Coordination Department of Graduate Engineering Programs of the Federal University of Rio de Janeiro (Coppe-UFRJ) evaluated the adopted methodology and validate the data already presented by the four laboratories Tailings have not reached the São Francisco River

22 Vale reallocated all Self-Saving Zones¹ (ZAS) residents of dams with Level 2 and 3 back in February About the reallocations: • About 357 families were reallocated, out of which 242 are in definite homes chosen by them • Every Tuesday Vale hosts meetings with the ZAS Residents Commission to inform about ongoing actions and listen to demands • Residents of the Vargem Grande ZAS are returning to their homes due to the level reduced from 2 to 1 • On May 9th, Vale concluded the construction works for the Rubem Costa Lima Municipal School, in Macacos Rubem Costa Lima Municipal School ¹The Self-Rescue Zone (ZAS) comprises the valley downstream of the dam where alert warnings, extending up to 10 km or 30 minutes, defined by the Emergency Action Plan for Mining Dams (PAEBM).

23 Movements on the slope have been losing energy indicating a soft accommodation without impacting the Sul Superior dam Actions are being taken to mitigate the risks northern slope slipped and the pit, evaluations made show compromise the Sul Superior operations Note: Updated on March 31th, 2019. •On May 31st, fragments of the settled gently at the bottom of that any further slippage will not dam •General cargo trains resumed • All residents from the Self-Rescue Zone (“ZAS – Zonas de Auto-Salvamento”) in Barão de Cocais were reallocated on February 8th • Drills are being carried out in the Secondary Safety Zone • Both the slope and the Sul Superior dam monitored 24 hours a day • More than 3,000 animals taken out from the ZAS

Nevertheless, Vale has been implementing containment works in specific areas 1st phase • - 1st barrier of granite blocks - 1st metallic netting Granite blocks barrier 2nd phase • - Flow detour channel to a decantation pond (3 million m3) – Aug/Sep 19 - 2nd set of granite blocks barrier and metallic netting – end June 19 Decantation pond 3rd phase • - Implementation of a physical containment structure, located ~6 km downstream – end 2019 Containment structure sketch

25 Aligned with its commitment to transparency, Vale made available information related to its tailings dams and JV’s Link to presentation Link to complete list

26 A new pact with society: to act as a force for generating wealth to communities by fostering sustainable development Vale is considering to increase Carajás Serra Sul to 150 Mtpy and developing the associated railroad and port infrastructure Debottlenecking of the Ponta da Madeira Port through a new port in Vila do Conde, Pará Total length of 400 km Enable business opportunities and positive legacy to local development in the state of Pará

27 Our challenges ahead Rebirth of Brumadinho • Brumadinho sustainable development 1 Cultural transformation • Safety becomes an “obsession” with our risk perception and safety culture evolved into an interdependent mindset • Sustainability entrenched in local operations and Vale perceived as a development agent Lean portfolio • Optimization of risk and growth factors 2 3 Recognition from society • Support to our license to operate 4 The safest and, therefore, most reliable mining company in the world

[LOGO]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date: June 18, 2019	By:	/s/ André Figueiredo
Director of Investor Relations

31